April 26, 2017	News Release 16–13
SILVER STANDARD SIGNS OPTION AGREEMENT WITH ESKAY MINING TO EXPLORE THE SIB PROJECT IN BRITISH COLUMBIA

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) is pleased to announce it has signed an option agreement (the “Agreement”) with Eskay Mining Corp. (“Eskay Mining”) (TSX-V: ESK) to acquire up to a 60% undivided interest in the SIB project, located in British Columbia, Canada.

Highlights:

▪	Underexplored, high grade gold-silver base metal target in a prolific district.

▪
Numerous gold-silver occurrences over 4 kilometers, within the same volcanic rocks that host the precious metal enriched volcanogenic massive sulphide (“PME-VMS”) deposits mined at the Eskay Creek mine.

▪	Historic drill results at the Lulu zone on the SIB project include 14.3 meters at a grade of 14.4 g/t gold and 1060 g/t silver, and 24.8 meters at a grade of 10.8 g/t gold and 766 g/t silver. [1,2]

▪
Potential at depth for PME-VMS deposits below a regional, gently easterly-dipping fault confirmed by previous drilling, which intersected prospective volcanic rocks with encouraging gold-silver grades.

▪	Historic drill results from a footwall setting include 25.4 meters at a grade of 2.12 g/t gold, 4.0 g/t silver, 0.17% zinc and 0.13% lead at 488 meters depth, 30 meters below the fault. [3]

▪	In-house technical expertise to optimize Mineral Resources discovery potential.
Carl Edmunds, Chief Geologist at Silver Standard said, “The SIB project is a very exciting exploration target in Northern Canada due to it’s higher grade drill results, the fact that these types of PME-VMS deposits often occur in clusters and this property is 4 kilometers along strike from the prolific Eskay Creek mine, which produced over 3 million ounces of gold and nearly 160 million ounces of silver between 1994 and 2008. 4 Previous work from the 1990's discovered PME-VMS at the Lulu zone, on SIB, near surface, and later attempts for further exploration were hindered by the presence of a fault potentially displacing the extension to mineralization. Subsequent work by Eskay Mining discovered the extension of the Lulu and Eskay Creek host felsic volcanic rocks below this fault, opening a large area for exploration by drilling. At Silver Standard, we remain disciplined with our greenfields exploration activities and this agreement demonstrates we are ready to act when an extraordinary opportunity arises.”

Summary Terms of the Agreement

The SIB project comprises a land package of approximately 4,400 hectares land package containing 30 mining claims. This project forms a small part of the SIB property, which is jointly controlled by Eskay Mining and St Andrew Goldfields Ltd. (“St Andrew”), a wholly-owned subsidiary of Kirkland Lake Gold Ltd., who hold an 80% and 20% undivided interest, respectively. Under the terms of the Agreement, Silver Standard will explore the SIB project during a three-year option period. To earn a 51% undivided interest in the SIB project from Eskay Mining, Silver Standard is required to complete a $300,000 private placement in Eskay Mining, and spend an aggregate of $11.7 million in exploration expenditures over the three years, including $3.7 million in the first year and $4 million in each of the following two years of the option period, subject to certain gold price thresholds in each option year. Once a 51% undivided interest is earned, Silver Standard can either proceed to form a joint venture with Eskay Mining and St Andrew to advance the project, or exercise a second option to earn a further 9% undivided interest for an aggregate of 60% undivided interest by either delivering a preliminary economic assessment or completing 23,000 meters of diamond drilling (including any drilling completed in order to exercise the first option) on the SIB project. The details of the option were announced by Eskay Mining in its news release dated February 13, 2017. After completing the private placement and spending a minimum of $3.7 million, Silver Standard can terminate the Agreement at any time.

About the SIB Project

The SIB project is located 4 kilometers south-southwest from Barrick Gold Corporation’s (“Barrick”) past-producing Eskay Creek mine, which was one of Canada’s richest precious metals mines, with total production of 3.3 million ounces of gold and 159 million ounces of silver from 2.18 million tonnes of ore between 1994 and 2008, as previously reported by Barrick. 4 The mineralization and resources previously reported for the Eskay Creek Mine are not necessarily indicative of the mineralization, if any, hosted on the Eskay Mining property. The gold-silver deposits at Eskay Creek occur either in rhyolite or within overlying sedimentary mudstone rocks. Hydrothermal fluids related to the rhyolite are integral in the formation of the deposits. The only other occurrence of VMS in the district is at the Lulu zone on the SIB project, and that mineralization has characteristics similar to Eskay Creek. At the Lulu zone, which is part of the SIB project, mudstone hosts a small PME-VMS deposit occurring within a rhyolite flow that is displaced by the Coulter Creek fault 100 meters down dip. As reported by Eskay Mining, a number of drillholes completed in 2002, 2008 and 2010, over an area of 350 meters by 200 meters, explored below this structure for the extension of the package and confirmed that felsic volcanic rocks, similar to those that host the Lulu and Eskay Creek deposits, are present between 400 meters and 500 meters below surface. Encouragingly, the volcanic rocks are mineralized with polymetallic stockwork veining returning in one drillhole 25.2 meters at a grade of 2.13 g/t gold, 4.0 g/t silver, 0.174% zinc and 0.124% lead. 3

The SIB project was extensively explored to shallow depths during the 1990’s. While the fault offset nature of the Lulu mineralization was recognized at that time, it was the Eskay Mining drilling programs in 2002, 2008 and 2010 that defined the potential for a deposit similar to Eskay Creek, located somewhere below the fault. 3 We plan to systematically explore the prospective volcanic package beneath the fault by drilling widely-spaced, deeper holes from surface. This work will be supported by down-hole geophysics to detect proximal PME-VMS and by litho-geochemistry to map the distinctive alteration patterns common to volcanogenic massive sulphide deposits.

Figure 1: SIB Project claim boundary and Lulu Target, located approximately 4 kilometers south-southwest of Eskay Creek Mine, British Columbia, Canada.

SIB Project
Eskay Creek Mine
Lulu Target
SIB Project
0
meters
2000
N
SILVER
STANDARD

Next Steps

Eskay Mining has completed the permitting process allowing helicopter-supported diamond drilling. We have budgeted $3.7 million in 2017 for a drill program to complete 6,000 meters to 9,000 meters of drilling with two drill rigs. We expect to begin mobilization in early June 2017 or as soon as weather conditions permit.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by F. Carl Edmunds, P. Geo., a Qualified Person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and our Chief Geologist, Exploration.

About Silver Standard

Silver Standard is a Canadian-based precious metals producer with three wholly-owned and operated mines, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the Pirquitas silver mine in Jujuy Province, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

Footnotes:

1.	McGuigan, P. J. (2002) Technical Report on the Eskay Properties of Heritage Explorations Ltd. And Glenfred Holdings Inc.

2.	Rebagliati, C. M. et al (1991) Diamond Drill Report on the Sib 1-16, 20-39 and Polo 1-13 Claims.

3.	McKinley, S. D. (2008) 2008 Exploration on the Eskay Property.

4.	BC Geological Survey MINFILE Database (http://minfile.gov.bc.ca/Summary.aspx?minfilno=104B++008).

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: the potential benefits to be derived from and the likelihood of exercising our option with respect to the SIB project and entering into the joint venture to advance the project; our planned exploration activities at the SIB project; and our anticipated exploration expenditures at the SIB project.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, the Pirquitas mine and our projects; our ability to replace Mineral Reserves; our ability to complete and successfully integrate Golden Arrow Resources Corporation’s (“Golden Arrow”) Chinchillas project, on a joint venture basis, into our current operations; ability to obtain necessary permits for the Chinchillas project; ability to satisfy closing conditions and successfully form the joint venture with Golden Arrow; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; fully realizing the value of our shareholdings in Pretium Resources Inc. and our other marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; export duty and related interest on past production and sales of silver concentrate from the Pirquitas mine; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; social and economic changes following closure of a mine, including the anticipated closure of the Pirquitas mine in late 2017 or early 2018, may lead to adverse impacts and unrest; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; assessments by taxation authorities in multiple jurisdictions; recoverability of value added tax and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; fully realizing our interest in deferred consideration received in connection with recent divestitures; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; conflicts of interest that could arise from certain of our directors’ and officers’ involvement with other natural resource companies; information systems security threats; and those various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Marigold mine, the Seabee Gold Operation and the Pirquitas mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.